Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $725 Million
Expects Sequential Revenue Growth to Continue in Fiscal 2010
Key highlights:
•	First fiscal quarter revenue of $725 million, compared to the $705-$725 million guidance range

•	First quarter non-GAAP operating income of $131 million; non-GAAP operating margin of 18.1%; GAAP operating income of $99 million

•	First quarter diluted non-GAAP EPS of $0.55, excluding amortization of purchased intangible assets and equity-based compensation expense, net of related tax effects, compared to the $0.51-$0.55 guidance range

•	Diluted GAAP EPS of $0.43 for the first quarter, compared to the $0.38-$0.44 guidance range

•	Record free cash flow of $170 million for the first quarter

•	12-month backlog of $2.425 billion at the end of the first quarter

•	Second quarter fiscal 2010 guidance: Expected revenue of approximately $730-$750 million and diluted non-GAAP EPS of $0.52-$0.56, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.40-$0.45
St. Louis, MO — January 20, 2010 — Amdocs Limited (NYSE: DOX) today reported that for its fiscal first quarter of 2010 ended December 31, 2009, revenue was $724.8 million, up 2.5% sequentially from the fiscal fourth quarter of 2009. As compared to last year’s first fiscal quarter, revenue decreased 3.9%. Net income on a non-GAAP basis was $113.1 million, or $0.55 per diluted share, compared to non-GAAP net income of $116.3 million, or $0.55 per diluted share, in the first quarter of fiscal 2009. Non-GAAP net income excludes amortization of purchased intangible assets and equity-based compensation expenses of $24.8 million, net of related tax effects, in the first quarter of fiscal 2010 and excludes such amortization, in-process research and development write-off, restructuring charges and equity-based compensation expenses of $42.0 million, net of related tax effects, in the first quarter of fiscal

2009. The Company’s GAAP net income for the first quarter of fiscal 2010 was $88.4 million, or $0.43 per diluted share, compared to GAAP net income of $74.2 million, or $0.35 per diluted share, in the prior year’s first quarter.
“We are encouraged by our performance in the first fiscal quarter of 2010 as our business benefitted from a continued improvement in demand, strong execution, and modestly more favorable foreign exchange rates,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav continued, “As anticipated, managed services remains an area of strength for Amdocs. Today we announced two key agreements signed in the first quarter with AT&T and Bell Canada, demonstrating the strength of our long-term relationships with our largest managed services customers. We have also successfully proven that our managed services solutions, including modernization, can address the needs of smaller and emerging service providers, and we saw momentum with several new wins in this customer group during the first quarter, including DAVE Wireless. Additionally, activity has improved in our project-oriented businesses, and we are increasingly optimistic that Europe has stabilized.”
Baharav concluded, “As we emerge from the economic crisis, we feel even better about our competitive position than when we entered. We have improved our operating efficiencies and cost competitiveness, yet we have continued investing in innovation, exemplified by yesterday’s launch of Amdocs CES 8. These efforts, combined with our superior business model, are driving our success in winning new business globally with large and emerging service providers alike. Given our market position and the improved demand outlook, we are guiding to sequential revenue growth again in the second fiscal quarter, and we are now internally planning for sequential revenue growth of roughly 1-2% to persist throughout fiscal 2010.”
Financial Discussion of First Fiscal Quarter Results
Free cash flow was $170 million for the quarter, comprised of cash flow from operations of $194 million less approximately $24 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.425 billion at the end of the first quarter of fiscal 2010.
Financial Outlook
Amdocs expects that revenue for the second quarter of fiscal 2010 will be approximately $730-$750 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the second quarter to be $0.52-$0.56, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second quarter will be $0.40-$0.45.
Amdocs will host a conference call on January 20, 2010 at 5 p.m. Eastern Time to discuss the Company’s first quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of $2.86 billion in fiscal 2009, Amdocs has approximately 18,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2009 filed on December 7, 2009.
Contact:
Elizabeth W. Grausam
Vice President of Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended
	December 31,
	2009	2008

Revenue:
License	$24,150	$44,601
Service	700,661	709,238

	724,811	753,839

Operating expenses:
Cost of license	442	991
Cost of service	462,215	484,051
Research and development	50,106	56,229
Selling, general and administrative	91,580	90,265
Amortization of purchased intangible assets	21,319	20,254
Restructuring charges and in-process research and development	—	20,780

	625,662	672,570

Operating income	99,149	81,269

Interest (expense) income and other, net	(715)	2,235

Income before income taxes	98,434	83,504

Income taxes	10,081	9,257

Net income	$88,353	$74,247

Basic earnings per share	$0.43	$0.36	*

Diluted earnings per share	$0.43	$0.35	*

Basic weighted average number of shares outstanding	205,430	203,578	*

Diluted weighted average number of shares outstanding	206,656	213,069	*

*	The basic and diluted weighted average number of shares outstanding for the three months ended December 31, 2008 has been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic earnings per share by $0.01 for the three months ended December 31, 2008.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended
	December 31,
	2009	2008
Revenue	$724,811	$753,839
Non-GAAP operating income	131,321	135,720
Non-GAAP net income	113,127	116,250
Non-GAAP diluted earnings per share	$0.55	$0.55	*
Diluted weighted average number of shares outstanding	206,656	213,069	*

*	The basic and diluted weighted average number of shares outstanding for the three months ended December 31, 2008 has been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic earnings per share by $0.01 for the three months ended December 31, 2008.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	December 31, 2009
		Reconciliation items
		Amortization of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$442	$—	$—	$—	$442
Cost of service	462,215	—	(4,785)	—	457,430
Research and development	50,106	—	(1,133)	—	48,973
Selling, general and administrative	91,580	—	(4,935)	—	86,645
Amortization of purchased intangible assets	21,319	(21,319)	—	—	—

Total operating expenses	625,662	(21,319)	(10,853)	—	593,490

Operating income	99,149	21,319	10,853	—	131,321

Income taxes	10,081	—	—	7,398	17,479

Net income	$88,353	$21,319	$10,853	$(7,398)	$113,127

	Three months ended
	December 31, 2008
		Reconciliation items
		Amortization	Restructuring
		of purchased	charges and in-	Equity based
		intangible	process research	compensation
	GAAP	assets	and development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$991	$—	$—	$—	$—	$991
Cost of service	484,051	—	—	(5,711)	—	478,340
Research and development	56,229	—	—	(1,062)	—	55,167
Selling, general and administrative	90,265	—	—	(6,644)	—	83,621
Amortization of purchased intangible assets	20,254	(20,254)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	672,570	(20,254)	(20,780)	(13,417)	—	618,119

Operating income	81,269	20,254	20,780	13,417	—	135,720

Income taxes	9,257	—	—	—	12,448	21,705

Net income	$74,247	$20,254	$20,780	$13,417	$(12,448)	$116,250

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31,	September 30,
	2009	2009

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,292,150	$1,173,041

Accounts receivable, net, including unbilled of $25,421 and $21,749, respectively	486,783	454,965
Deferred income taxes and taxes receivable	131,507	117,848
Prepaid expenses and other current assets	112,169	126,704

Total current assets	2,022,609	1,872,558

Equipment and leasehold improvements, net	266,224	279,659
Goodwill and other intangible assets, net	1,820,747	1,766,761
Other noncurrent assets	416,516	409,439

Total assets	$4,526,096	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$438,755	$415,371
Deferred revenue	214,091	186,158
Deferred income taxes and taxes payable	14,516	9,338

Total current liabilities	667,362	610,867
Noncurrent liabilities and other	548,199	504,497
Shareholders’ equity	3,310,535	3,213,053

Total liabilities and shareholders’ equity	$4,526,096	$4,328,417

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Three months ended December 31,
	2009	2008

Cash Flow from Operating Activities:
Net income	$88,353	$74,247
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	50,050	48,762
In-process research and development	—	5,640
Equity-based compensation expense	10,853	13,417
Deferred income taxes	(8,501)	744
Gain on repurchase of convertible notes	—	(2,112)
Excess tax benefit from equity-based compensation	(17)	(1)
(Gain) loss from short-term interest-bearing investments	(329)	2,640
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(22,161)	34,495
Prepaid expenses and other current assets	6,159	900
Other noncurrent assets	(14,409)	18,461
Accounts payable, accrued expenses and accrued personnel	28,258	24,885
Deferred revenue	47,599	(50,011)
Income taxes payable	4,534	(4,614)
Noncurrent liabilities and other	3,118	(24,969)

Net cash provided by operating activities	193,507	142,484

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold improvements	212	123
Payments for purchase of equipment and leasehold improvements	(23,801)	(30,235)
Proceeds from sale of short-term interest-bearing investments	278,183	112,372
Purchase of short-term interest-bearing investments	(348,662)	(248,538)
Net cash paid for acquisitions	(56,454)	(55,543)

Net cash used in investing activities	(150,522)	(221,821)

Cash Flow from Financing Activities:
Borrowings under long-term financing arrangements	—	100,000
Repurchase of convertible notes	—	(97,888)
Repurchase of shares	—	(20,014)
Proceeds from employee stock options exercised	5,141	1,109
(Payments) borrowings under capital lease and short-term financing arrangements	(121)	540
Excess tax benefit from equity-based compensation	17	1

Net cash provided by (used in) financing activities	5,037	(16,252)

Net increase (decrease) in cash and cash equivalents	48,022	(95,589)
Cash and cash equivalents at beginning of period	728,762	718,850

Cash and cash equivalents at end of period	$776,784	$623,261

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2009	2008
North America	$547.6	$528.0	$527.7	$539.8	$561.6
Europe	89.5	93.0	84.4	105.0	111.4
Rest of World	87.7	86.4	78.2	66.3	80.8

Total Revenue	$724.8	$707.4	$690.3	$711.1	$753.8

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2009	2008
Customer Experience Systems	$678.4	$668.6	$647.9	$668.0	$701.0
Directory	46.4	38.8	42.4	43.1	52.8

Total Revenue	$724.8	$707.4	$690.3	$711.1	$753.8

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2009	2008
12-Month Backlog	$2,425	$2,385	$2,370	$2,370	$2,400

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